UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment No. 1 to Preliminary Information Statement

The preliminary information statement regarding the proposed spin-off of SK Telecom Co., Ltd. (the “Company”) set forth in Exhibit 99.1 to the Form 6-K furnished by the Company on July 16, 2021 (the “Original Form 6-K”) is hereby amended as follows.

The first paragraph of the section titled “The Spin off—Certain Relationships between SK Telecom and Spinco” contained in page 46 of Exhibit 99.1 to the Original Form 6-K, which stated:

Immediately following the Spin-off, SK Telecom will own approximately 1.2% of the outstanding common stock of Spinco upon receiving shares of Spinco in relation to its 899,500 treasury shares. However, Korean fair trade regulations prohibit SK Telecom, which is deemed to be a subsidiary of a holding company, SK Inc., for the purposes of Korean fair trade law, from maintaining equity interests in domestic affiliates that are not SK Telecom’s subsidiaries. As a result, SK Telecom will be required to dispose of the shares of common stock of Spinco it will receive in the Spin-off within one year of the Spin-off Date. As of the date of this Information Statement, no decision with respect to the timing and method of such disposal has been made by SK Telecom.

is amended and restated by adding (i) the underlined sentence at the end of such paragraph and (ii) a new second paragraph, also underlined for the purpose of highlighting such addition, as follows:

Immediately following the Spin-off, SK Telecom will own approximately 1.2% of the outstanding common stock of Spinco upon receiving shares of Spinco in relation to its 899,500 treasury shares. However, Korean fair trade regulations prohibit SK Telecom, which is deemed to be a subsidiary of a holding company, SK Inc., for the purposes of Korean fair trade law, from maintaining equity interests in domestic affiliates that are not SK Telecom’s subsidiaries. As a result, SK Telecom will be required to dispose of the shares of common stock of Spinco it will receive in the Spin-off within one year of the Spin-off Date. As of the date of this Information Statement, no decision with respect to the timing and method of such disposal has been made by SK Telecom. SK Telecom plans to provide requisite public disclosure upon making any decision to effect such disposal.

Other than as described above, SK Telecom currently does not have any plans to engage in further corporate reorganizations within itself or as part of broader reorganizational activities following the completion of the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name: Joongsuk Oh
Title: Senior Vice President

Date: July 27, 2021